CUSIP No. 05990K106	Page 1 of 9 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

BANC OF CALIFORNIA, INC.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

05990K106
(CUSIP Number)

Mr. Richard J. Lashley
PL Capital Advisors, LLC
67 Park Place East
Suite 675
Morristown, NJ  07960
(973) 539-5400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

- with copies to-

Phillip M. Goldberg Foley & Lardner LLP 321 North Clark Street Suite 2800 Chicago, IL 60654-5313 (312) 832-4549	Peter D. Fetzer Foley & Larder LLP 777 East Wisconsin Avenue Suite 3800 Milwaukee, WI 53202-5306 (414) 297-5596

October 13, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

CUSIP No. 05990K106	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON PL Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,286,719
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,286,719
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,286,719
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 05990K106	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON Richard J. Lashley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,000
	8	SHARED VOTING POWER 3,286,719
	9	SOLE DISPOSITIVE POWER 10,000
	10	SHARED DISPOSITIVE POWER 3,286,719
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,296,719
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 05990K106	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON John W. Palmer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,500
	8	SHARED VOTING POWER 3,286,719
	9	SOLE DISPOSITIVE POWER 5,500
	10	SHARED DISPOSITIVE POWER 3,286,719
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,292,219
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 05990K106	Page 5 of 9 Pages

Item 1.	Security and Issuer

This new, initial Schedule 13D relates to the common stock, $0.01 par value (“Common Stock”), of Banc of California, Inc. (the “Company”).  The address of the principal executive offices of the Company is 18500 Von Karman Avenue, Suite 1100, Irvine, CA 92612.

The reporting persons previously were required to file a Schedule 13D to report their holdings of Common Stock, but then ceased to report on Schedule 13D as they held less than 5% of the outstanding shares of Common Stock.  So, the reporting persons ceased to mandatorily report their holdings of Common Stock on Schedule 13D, while their holdings did not exceed 5%.  Now that their holdings again exceed 5% they are filing this initial Schedule 13D.

Item 2.	Identity and Background

(a)	This initial Schedule 13D is being filed jointly by (1) PL Capital Advisors, LLC, a Delaware limited liability company and SEC registered investment adviser under the Investment Advisers Act of 1940 (“PL Capital Advisors”); (2) Richard J. Lashley, a managing member of PL Capital Advisors; and (3) John W. Palmer, a managing member of PL Capital Advisors (collectively, the “Reporting Persons”). The joint filing agreement of the Reporting Persons is attached as Exhibit 1 to this initial Schedule 13D.

(b)	The principal business address of the Reporting Persons is 47 E. Chicago Avenue, Suite 328, Naperville, IL 60540.

(c)	The principal business of PL Capital Advisors is to serve as an investment manager or adviser to various investment partnerships, funds and managed accounts (collectively, the “Clients”). The principal occupation of Messrs. Lashley and Palmer is investment management through their ownership and control over the affairs of PL Capital Advisors. PL Capital Advisors has voting and dispositive power over the Common Stock held by the Clients.

(d)-(e)	During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect at such laws.

(f)	Mr. Lashley and Mr. Palmer are both citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

In aggregate, the Reporting Persons have voting and dispositive power over 3,302,219 shares of Common Stock of the Company acquired at an aggregate cost of $40,141,249.

This includes: (1) 3,286,719 shares of Common Stock held on behalf of the Clients, acquired at an aggregate cost of $39,941,594 using the Clients’ available working capital; (2) 10,000 shares of Common Stock owned by Mr. Lashley through his IRA for a total cost of $107,000, acquired using the IRA’s available capital; and (3) 500 shares of Common Stock owned by Mr. Palmer for a total cost of $5,405, acquired using his available personal capital, and 5,000 shares of Common Stock owned by Mr. Palmer through his IRA for a total cost of $87,250, acquired using the IRA’s available capital.

CUSIP No. 05990K106	Page 6 of 9 Pages

PL Capital Advisors does not own any Common Stock directly but is deemed to beneficially own Common Stock purchased on behalf of the Clients.  PL Capital Advisors disclaims beneficial ownership of such Common Stock, except to the extent of its pecuniary interest therein.

From time to time, the Reporting Persons may purchase Common Stock on margin provided by Goldman Sachs & Co. (“Goldman Sachs”) or other banking institutions or brokerage firms on such firms’ usual terms and conditions.  All or part of the shares of Common Stock held by the Reporting Persons may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities.  Such loans, if any, generally bear interest at a rate based upon the federal funds rate plus a margin.  Such indebtedness, if any, may be refinanced with other banks or broker-dealers.  As of the date of this filing, none of the Reporting Persons have loans secured by Common Stock.

Item 4.	Purpose of Transaction

This is the Reporting Person’s initial Schedule 13D filing.  The Reporting Persons previously were required to file a Schedule 13D to report their holdings of Common Stock, but then ceased to report on Schedule 13D as they held less than 5% of the outstanding shares of Common Stock.  So, the Reporting Persons ceased to mandatorily report their holdings of Common Stock on Schedule 13D, while their holdings did not exceed 5%.  Now that their holdings again exceed 5% they are filing this initial Schedule 13D.

In the aggregate, the Reporting Persons hold 6.7% of the Banc of California’s Common Stock, based upon the Company’s outstanding shares as of July 28, 2016.  The Reporting Persons acquired the Common Stock because they believed the Common Stock was undervalued at the time of purchase.

The Reporting Persons have significant concerns and questions about the Company’s corporate governance, capital management, transparency and executive compensation plans, many of which have been communicated to the management and board of the Company over the past three years.  Although the management and board of directors of Banc of California have in the past refused the Reporting Persons’ requests to meet, it is the Reporting Persons intent to engage in a dialogue with the management and board of the Company to address these concerns and questions.  If needed, the Reporting Persons will assert one or more of the stockholder rights afforded shareholders by the governing documents of the Banc of Califormia.

Richard Lashley, a principal of the PL Capital Group, sent a letter dated October 21, 2016 to Mr. Steven Sugarman, President & CEO of the Company. A copy of the letter is attached as Exhibit 99.2 to this Schedule 13D.

Richard Lashley, a principal of the PL Capital Group, sent a letter dated October 17, 2016 to Mr. Steven Sugarman, President & CEO of the Company. A copy of the letter is attached as Exhibit 99.3 to this Schedule 13D.

Unless otherwise noted in this Schedule 13D, no Reporting Person has any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item (4) of Schedule 13D.  The Reporting Persons may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.  The Reporting Persons may make further purchases of shares of Common Stock, although they have no present intention of increasing their aggregate holdings above 9.999% of the Company’s outstanding Common Stock.  The Reporting Persons may dispose of any or all the shares of Common Stock which they hold.

CUSIP No. 05990K106	Page 7 of 9 Pages

Item 5.	Interest in Securities of the Company

As of the date of this Schedule 13D, the Reporting Persons held in the aggregate 3,302,219 shares of Common Stock of the Company, which represents 6.7% of the outstanding Common Stock.

This includes (1) 3,286,719 shares of Common Stock owned by the Clients, which represents 6.6% of the outstanding Common Stock; (2) 10,000 shares of Common Stock owned by Mr. Lashley through his IRA, which represents <0.1% of the outstanding Common Stock; and (3) 500 shares of Common Stock owned by Mr. Palmer and 5,000 shares of Common Stock owned by Mr. Palmer through his IRA, collectively representing <0.1% of the outstanding Common Stock.

The percentages used in this Schedule 13D are calculated based upon 49,563,203 outstanding shares of Common Stock as of July 28, 2016.  This amount is based upon the number of outstanding shares of Common Stock reported as of July 28, 2016, in the Company’s Quarterly Report on Form 10-Q filed on August 4, 2016.  The amount of shares outstanding does not include any common shares that may be issued in the future in settlement of the Company’s Tangible Equity Units (TEUs) which were issued by the Company in May, 2014.

Each of the Reporting Persons shares voting and dispositive power over the shares of Common Stock held by the Clients.

Set forth below are all of the transactions in the Common Stock effected by PL Capital Advisors on behalf of the Clients during the past 60 days:

Trade Date	Number of Shares Purchased	Price per Share	Where and How Transaction Effected
10/19/2016	100,000	$12.99	Open Market Purchase
10/19/2016	75,000	$12.98	“
10/18/2016	100,000	$12.50	“
10/18/2016	50,000	$15.96	“
10/18/2016	44,800	$15.81	“
10/17/2016	100,000	$16.26	“
10/14/2016	100,000	$16.55	“
10/14/2016	100,000	$16.66	“
10/13/2016	250,000	$16.73	“

Because Messrs. Palmer and Lashley are the Managing Members of PL Capital Advisors, the investment manager or adviser to the Clients, they are deemed to share the voting and disposition of shares of Common Stock held by PL Capital Advisors on behalf of the Clients.

Set forth below are all of the transactions in the Common Stock effected by Mr. Palmer during the past 60 days:

Trade Date	Number of Shares Purchased	Price per Share	Where and How Transaction Effected
10/03/2016	5,000	$17.40	Open Market Purchase

CUSIP No. 05990K106	Page 8 of 9 Pages

Mr. Lashley did not effect any transactions in the Common Stock directly in his name during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

PL Capital Advisors is the investment manager on behalf of the Clients.  Each of the Clients has granted to PL Capital Advisors the sole and exclusive authority to vote and dispose of the shares of Common Stock held on their behalf pursuant to a management agreement.  PL Capital Advisors is entitled to a fee for managing and advising these Clients, generally based upon a percentage of the Clients’ capital.  Affiliates of PL Capital Advisors, including PL Capital, LLC, Goodbody/PL Capital LLC and PL Capital Plus, LLC, serve as the general partner of various partnerships managed and advised by PL Capital Advisors, including Financial Edge Fund, L.P., Financial Edge-Strategic Fund, L.P., PL Capital/Focused Fund, L.P., Goodbody/PL Capital, L.P. and PL Capital Plus Fund, L.P., each a Delaware limited partnership.  For serving as the general partner of these partnerships, PL Capital Advisors’ affiliates are entitled to an allocation of a portion of net profits, if any, generated by the partnerships.

Other than the foregoing arrangements and relationships and the Joint Filing Agreement filed as Exhibit 99.1 to this Initial Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description

99.1	Joint Filing Agreement

99.2	Letter of Richard Lashley to Banc of California, Inc., dated October 21, 2016

99.3	Letter of Richard Lashley to Banc of California, Inc., dated October 17, 2016

CUSIP No. 05990K106	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:            October 21, 2016

PL CAPITAL ADVISORS, LLC By: /s/ John W. Palmer /s/ Richard J. Lashley John W. Palmer Richard J. Lashley Managing Member Managing Member

By: /s/ John W. Palmer John W. Palmer
By: /s/ Richard J. Lashley Richard J. Lashley